UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-53969

SENTIO HEALTHCARE PROPERTIES, INC.*
(KAREP Acquisitions Vehicle, LLC, as successor by merger to Sentio Healthcare Properties, Inc.) (Exact name of registrant as specified in its charter)
189 South Orange Ave, Suite 1700 Orlando, FL 32801 Telephone number: (407) 999-7679
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $0.01 par value per share
(Title of each class of securities covered by this Form)
None*
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None*

Explanatory Note

* Pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 3, 2017, by and among Sentio Healthcare Properties, Inc., Sentio Healthcare Properties OP, L.P., KAREP Master JV, LLC, KAREP Acquisitions Vehicle, LLC and Sentio Investments, LLC, solely in its capacity as the Stockholders’ Representative (as defined in the Merger Agreement), Sentio Healthcare Properties, Inc. merged with and into KAREP Acquisitions Vehicle, LLC on August 31, 2017, at which time the separate corporate existence of Sentio Healthcare Properties, Inc. ended. Pursuant to the requirements of the Securities Exchange Act of 1934, KAREP Acquisitions Vehicle, LLC, as successor by merger to Sentio Healthcare Properties, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 31, 2017

KAREP ACQUISITIONS VEHICLE, LLC, as successor by merger to Sentio Healthcare Properties, Inc.

By:	/s/ S. David Selznick
Name: S. David Selznick
Title: Vice President